EXHIBIT 99.2

Supplemental Discussion of the Financial Results of Caesars Entertainment’s Commercial Mortgage-Backed Securities Related Properties

The properties securing Caesars Entertainment’s commercial mortgage-backed securities (“CMBS Properties”) originally borrowed $6,500.0 million of CMBS financing (the “CMBS Financing”). The CMBS Financing is secured by the assets of the CMBS Properties and certain aspects of the financing are guaranteed by Caesars Entertainment. The CMBS properties are Harrah’s Las Vegas, Rio, Flamingo Las Vegas, Harrah’s Atlantic City, Paris Las Vegas, and Harrah’s Laughlin.

In this discussion, the words “we” and “our” refer to the CMBS Properties. We are providing this financial information pursuant to the Second Amended and Restated Loan Agreement, dated as of August 31, 2010 (the “CMBS Loan Agreement”), related to the CMBS Financing.

In August 2010, in conjunction with the amendment of the CMBS Financing, certain trademark assets were transferred from one of the subsidiaries of CEOC to the CMBS properties. This transfer of trademarks, with a book value of $45.3 million, was not properly recorded in the CMBS properties’ unaudited Condensed Combined Balance Sheets at December 31, 2010. Trademark values have been properly presented in the CMBS properties’ unaudited Condensed Combined Balance Sheet as of December 31, 2011 included herein. This revision resulted in an increase in intangible assets other than goodwill and total equity in the amount of the book value of the trademarks. The error, which we have determined is not material to this Exhibit 99.2 for all periods, had no impact on the CMBS properties’ unaudited Condensed Combined Statements of Operations or the CMBS properties’ unaudited Condensed Combined Statements of Cash Flows included herein.

Subsequent to the filing of our quarterly report on Form 10-Q for the quarter and nine-months ended September 30, 2011, including Exhibit 99.2 thereto, we identified certain deferred tax liabilities primarily related to transaction costs incurred in connection with the 2008 acquisition of Caesars Entertainment, which had been incorrectly recorded in 2008, and not properly adjusted upon the 2009 receipt of the final transaction cost reports. For the financial statements of the CMBS Properties, these errors were corrected in the appropriate years in which the transactions originally occurred. The net impact on the financial statements included herein of correcting for these errors in 2008 and 2009 is to reduce our deferred tax liabilities and increase our stockholder’s equity by approximately $14.4 million as of December 31, 2010. There are no cash impacts as a result of this correction.

OPERATING RESULTS FOR CMBS PROPERTIES

Overall CMBS Properties Results

The following tables represent CMBS Properties’ unaudited Condensed Combined Balance Sheets as of December 31, 2011 and 2010, and their unaudited Condensed Combined Statements of Operations and unaudited Condensed Combined Statements of Cash Flows for the years ended December 31, 2011 and 2010.

CMBS Properties

Condensed Combined Balance Sheets

(Unaudited)

	As of December 31,
(In millions)	2011	2010
ASSETS
Current assets
Cash and cash equivalents	$151.2	$121.8
Receivables, net of allowance for doubtful accounts of $34.4 and $35.1	77.2	66.1
Deferred income taxes	14.0	14.8
Prepayments and other current assets	62.2	33.1
Inventories	10.6	11.7

Total current assets	315.2	247.5
Property and equipment, net of accumulated depreciation of $608.1 and $458.9	5,094.2	5,340.4
Goodwill	1,690.6	1,689.4
Intangible assets other than goodwill	543.7	558.0
Restricted cash	74.0	—
Deferred charges and other	109.3	133.5

	$7,827.0	$7,968.8

LIABILITIES AND STOCKHOLDER’S EQUITY
Current liabilities
Accounts payable	$29.0	$30.1
Interest payable	7.7	8.0
Accrued expenses	154.5	135.6
Due to affiliates, net	15.9	17.4

Total current liabilities	207.1	191.1
Long-term debt	5,026.0	5,182.3
Deferred credits and other	32.4	29.5
Deferred income taxes	1,546.2	1,607.4

	6,811.7	7,010.3

Total stockholder’s equity	1,015.3	958.5

	$7,827.0	$7,968.8

CMBS Properties

Condensed Combined Statements of Operations

(Unaudited)

	Year Ended December 31,
	2011	2010
(In millions)
Revenues
Casino	$1,229.0	$1,271.8
Food and beverage	501.2	498.2
Rooms	453.4	427.5
Other	198.8	190.8
Less: casino promotional allowances	(357.0)	(372.3)

Net revenues	2,025.4	2,016.0

Operating expenses
Direct
Casino	644.0	659.1
Food and beverage	243.6	235.8
Rooms	115.8	104.7
Property, general, administrative, and other	524.4	518.5
Depreciation and amortization	156.3	162.3
Write-downs, reserves, and recoveries	7.0	25.9
Loss/(income) on interests in non-consolidated affiliates	1.0	(2.3)
Corporate expense	85.0	61.4
Acquisition and integration costs	0.2	—
Amortization of intangible assets	59.6	59.6

Total operating expenses	1,836.9	1,825.0

Income from operations	188.5	191.0
Interest expense, net of interest capitalized	(210.1)	(247.5)
Gains on early extinguishments of debt	47.5	120.3
Other income, including interest income	1.0	0.6

Income before income taxes	26.9	64.4
Provision for income taxes	(9.0)	(23.9)

Net income	$17.9	$40.5

CMBS Properties

Condensed Combined Statements of Cash Flows

(Unaudited)

	Year Ended December 31,
(In millions)	2011	2010
Cash flows provided by operating activities	$168.8	$19.0

Cash flows from investing activities
Acquisitions of property and equipment, net of change in construction payables	(34.3)	(24.8)
Change in restricted cash	(100.7)	—
Advances to non-consolidated affiliates	—	(0.9)
Other	(4.4)	(4.9)

Cash flows used in investing activities	(139.4)	(30.6)

Cash flows from financing activities
Cash paid for early extinguishments of debt	(108.5)	(202.7)
Debt issuance costs and fees	—	(46.4)
Cash received from Caesars Entertainment for financing transactions	108.5	249.1
Other	—	(0.2)

Cash flows used in financing activities	—	(0.2)
Effect of deconsolidation of variable interest entities	—	(1.1)

Net increase/(decrease) in cash and cash equivalents	29.4	(12.9)
Cash and cash equivalents, beginning of period	121.8	134.7

Cash and cash equivalents, end of period	$151.2	$121.8

Cash paid for interest	$166.3	$182.1

Summary Information for CMBS Properties

	Year Ended December 31,		Percentage Favorable/ (Unfavorable)
($ in millions)	2011	2010
Casino revenues	$1,229.0	$1,271.8	(3.4)%
Net revenues	2,025.4	2,016.0	0.5%
Income from operations	188.5	191.0	(1.3)%
Net income	17.9	40.5	(55.8)%
Operating margin**	9.3%	9.5%	(0.2	) pts

**	Operating margin is calculated as income/(loss) from operations divided by net revenues for the respective period.

Despite decreased casino revenues, net revenues for 2011 increased slightly from 2010. The increase in net revenues is mainly due to an increase in casino revenues at Harrah’s Laughlin, strength in non-gaming fundamentals at the four Las Vegas properties, and decreases in promotional allowances, offset in part by a decline in casino revenues at Harrah’s Atlantic City.

For 2011, income from operations decreased to $188.5 million, or 1.3% from $191.0 million in 2010, as increases in property operating expenses and corporate expenses more than offset decreases in write-downs, reserves, and recoveries and depreciation expense.

Net income for 2011 decreased 55.8% to $17.9 million from $40.5 million in 2010, due primarily to lower income from operations and lower gains from early extinguishments of debt, partially offset by a decrease in interest expense.

See below for further discussion.

Other Factors Affecting Net Income

	Year Ended December 31,		Percentage Favorable/ (Unfavorable)
(Income)/Expense ($ in millions)	2011	2010
Write-downs, reserves, and recoveries	$7.0	$25.9	73.0%
Corporate expense	85.0	61.4	(38.4)%
Amortization of intangible assets	59.6	59.6	—%
Interest expense, net of interest capitalized	210.1	247.5	15.1%
Gains on early extinguishment of debt	(47.5)	(120.3)	(60.5)%
Other income, including interest income	(1.0)	(0.6)	66.7%
Provision for income taxes	9.0	23.9	62.3%

Write-downs, reserves, and recoveries include various pre-tax charges to record certain long-lived tangible asset impairments, contingent liability or litigation reserves or settlements, project write-offs, demolition costs, permit remediation costs, recoveries of previously recorded reserves, and other non-routine transactions. Given the nature of the transactions included within write-downs, reserves, and recoveries, these amounts are not expected to be comparable from year-to-year, nor are the amounts expected to follow any particular trend from year-to-year.

Write-downs, reserves, and recoveries for 2011 were $7.0 million compared with $25.9 million in 2010. Amounts incurred for remediation costs during 2011 and 2010 were $5.9 million and $22.5 million, respectively.

Corporate expense for 2011 varied versus 2010 due to fluctuations in the corporate expense allocations during each of the respective periods.

Interest expense, net of interest capitalized decreased by $37.4 million for 2011 when compared to 2010 due to debt repurchases of CMBS Loans during the third and fourth quarters of 2010 and the first half of 2011. Interest expense for 2011, as a result of the interest rate cap agreement, includes (i) $3.3 million of expense due to measured ineffectiveness for derivatives designated as hedging instruments; (ii) $1.4 million of gains due to changes in fair value for derivatives not designated as hedging instruments; and (iii) $27.1 million of expense due to amortization of deferred losses frozen in accumulated other comprehensive loss (“AOCL”) which is included in total stockholder’s equity on the unaudited Condensed Combined Balance Sheets included herein. At December 31, 2011, all of our debt is variable-rate debt.

Gains on early extinguishments of debt during 2011 and 2010 relate to amounts recognized as a result of purchase and sale agreements with certain lenders to acquire mezzanine loans under the CMBS Financing. These events are discussed more fully in the “Liquidity and Capital Resources” section that follows herein.

For 2011 and 2010, the CMBS Properties recorded a tax provision of $9.0 million and $23.9 million, respectively, on pre-tax income from continuing operations of $26.9 million and $64.4 million, respectively. Income tax provision for 2011 and 2010 was unfavorably impacted by the effects of state income taxes.

Other Items

In April 2011, certain subsidiaries (the “Borrrowers”) of Caesars Entertainment Operating Company, Inc (“CEOC”) obtained a senior secured loan in order to develop a retail, dining and entertainment corridor located between the Imperial Palace Hotel and Casino and the Flamingo Las Vegas on the Las Vegas strip (“Project Linq”) and a hotel tower, the Octavius Tower, at Caesars Palace Las Vegas.

In connection with Project Linq, in August 2011, we contributed the O’Shea’s casino (adjacent to the Flamingo Las Vegas) and certain other assets to one of the Borrowers, the book value of which was $227.0 million. Of the assets contributed to Project Linq, $89.3 million have been leased-back by a CMBS Property on a short term basis and therefore remain as assets of the CMBS Properties.

LIQUIDITY AND CAPITAL RESOURCES

Cost Savings Initiatives

Caesars Entertainment has undertaken comprehensive cost-reduction efforts to right size expenses with business levels. In the fourth quarter of 2010, Caesars embarked on a reorganization they referred to as “Project Renewal,” an initiative designed to reinvent certain aspects of Caesars’ functional and operating units to gain significant further cost reductions and streamline its operations. As part of Project Renewal, Caesars’ implemented a shared services organization that will enable more efficient decision making and sharing of best practices. Caesars anticipates that it will have a permanently lower cost structure and will benefit from greater concentration of specified talent and quicker decision making.

In accordance with our shared services agreement with Caesars Entertainment, we estimate that Project Renewal and previous cost savings programs produced $80.7 million in incremental cost savings for 2011 when compared to prior year. Additionally, as of December 31, 2011, we estimate that, once fully implemented, these cost-savings programs will produce additional annual cost savings of $59.5 million.

Capital Spending and Development

We perform ongoing refurbishment and maintenance at our casino entertainment facilities to maintain our quality standards. We also continue to pursue development and acquisition opportunities for additional casino entertainment facilities that meet our strategic and return on investment criteria. Prior to the receipt of necessary regulatory approvals, the costs of pursuing development projects are expensed as incurred. Construction-related costs incurred after the receipt of necessary approvals are capitalized and depreciated over the estimated useful life of the resulting asset. Project opening costs are expensed as incurred.

Our planned development projects, if they go forward, will require, individually and in the aggregate, significant capital commitments and, if completed, may result in significant additional revenues. The commitment of capital, the timing of completion, and the commencement of operations of casino entertainment development projects are contingent upon, among other things, negotiation of final agreements and receipt of approvals from the appropriate political and regulatory bodies. We must also comply with covenants and restrictions set forth in the CMBS Loan Agreement. Cash needed to finance projects currently under development, as well as additional projects being pursued, is expected to be made available from operating cash flows. Our capital spending for the year ended December 31, 2011 totaled approximately $34.4 million, compared with approximately $24.8 million in 2010.

Cash used for capital expenditures in the normal course of business is typically made available from cash flows generated by our operating activities while cash used for development projects, including projects currently under development as well as additional projects being pursued, is expected to be funded from established debt programs, specific project financing, and additional debt offerings. Estimated total capital expenditures for 2012 are expected to be between $50.0 million and $60.0 million.

Liquidity

Our cash and cash equivalents, excluding restricted cash, totaled $151.2 million at December 31, 2011, compared to $121.8 million at December 31, 2010.

Subsequent to the filing of Exhibit 99.2 to our annual report on Form 10-K for the year ended December 31, 2010, in the first quarter of 2011 we determined that approximately $48.4 million reported as cash and cash equivalents as of December 31, 2010 should have been reported as either current or non-current restricted cash of the CMBS properties at that date. At December 31, 2011, the CMBS properties have $100.7 million of current and non-current restricted cash, which is included in our Condensed Combined Balance Sheet as $26.7 million of prepayments and other current assets and $74.0 million of restricted cash, respectively. Restricted cash primarily consists of cash reserved under loan agreements for certain expenditures incurred in the normal course of business, such as real estate taxes, property insurance and capital improvements. The Condensed Combined Statement of Cash Flows for the CMBS properties for the year ended December 31, 2011 includes $100.7 million of investing cash outflows for the funding of restricted cash balances, including the $48.4 million of restricted cash funded prior to 2011. Management determined that reclassifying the cash balances on the balance sheet and reporting the aggregate investing cash outflows was not a material correction of Exhibit 99.2 to our 2010 financial statements, and does not materially misstate our 2011 financial statements.

We generate substantial cash flows from operating activities, as reflected on the unaudited Condensed Combined Statements of Cash Flows in our Combined Financial Statements. We use the cash flows generated by our operations to fund debt service, to reinvest in existing properties for both refurbishment and expansion projects and to pursue additional growth opportunities via new development. The distribution of cash in excess of that needed to fund the operations of the CMBS Properties is limited, as discussed more fully below in the Restrictive Covenants and Other Matters section of Capital Resources.

Our ability to fund our operations, pay our debt obligations, and fund planned capital expenditures depends, in part, upon economic and other factors that are beyond our control, and disruptions in capital markets and restrictive covenants related to our existing debt could impact our ability to secure additional funds through financing activities. We believe that our cash and cash equivalents balance, our cash flows from operations, and the financing sources discussed herein will be sufficient to meet our normal operating requirements during the next 12 months and to fund capital expenditures.

We cannot assure you that our business will generate sufficient cash flows from operations, or that future borrowings will be available to us, to fund our liquidity needs and pay our indebtedness. If we are unable to meet our liquidity needs or pay our indebtedness when it is due, we may have to reduce or delay refurbishment and expansion projects, reduce expenses, sell assets, or attempt to restructure our debt. In addition, we have pledged a significant portion of our assets as collateral under our CMBS Financing agreements, and, if any of our lenders accelerate the repayment of borrowings, there can be no assurance that we will have sufficient assets to repay our indebtedness.

Capital Resources – CMBS Financing

In connection with the acquisition of Caesars Entertainment in 2008 by affiliates of Apollo Global Management, LLC and TPG Capital, LP, the CMBS Properties borrowed $6,500.0 million under the CMBS Financing. At December 31, 2011 and 2010, there was $5,026.0 million and $5,182.3 million, respectively, of book value outstanding under the CMBS Financing. The book value at December 31, 2011 is net of $5.5 million, representing fees incurred in connection with the August 2010 amendment, as further described below, and recorded as a discount on debt.

On August 31, 2010, we executed an agreement with the lenders to amend the terms of our CMBS Financing to, among other things, (i) provide the right to extend the maturity of the CMBS mortgage loan and/or related mezzanine loans (“CMBS Loans”) , subject to certain conditions, by up to two years until February 2015, (ii) amend certain terms of the CMBS Loans with respect to reserve requirements, collateral rights, property release prices and the payment of management fees, (iii) provide for ongoing mandatory offers to repurchase CMBS Loans using excess cash flow from the CMBS Properties at discounted prices, (iv) provide for the amortization of the mortgage loan in certain minimum amounts upon the occurrence of certain conditions, and (v) provide for certain limitations with respect to the amount of excess cash flow from the CMBS Properties that may be distributed to Caesars Entertainment. Any CMBS Loan purchased pursuant to the amendments will be canceled.

With respect to the CMBS Financing, the initial maturity date of this loan is February 13, 2013, with two successive 1-year extension options. The conditions to the first extension of the initial maturity date to February 13, 2014 (the “first extended maturity date”) are (i) no default or event of default on the initial maturity date, (ii) notice of the election of the extension, (iii) delivery of an officer’s certificate reaffirming and restating the representations and warranties in the loan agreements as of the initial maturity date, (iv) if the interest rate cap agreement then in effect is scheduled to mature prior to the first extended maturity date, the borrowers shall have obtained new or extended interest rate cap agreements extending the agreement through the first extended maturity date and (v) the borrowers shall have paid a 50 bps extension fee in respect of such extension. The conditions to the extension of the first extended maturity date to February 13, 2015 (the “second extended maturity date”) are (i) no default or event of default on the first extended maturity date, (ii) notice of the election of the extension, (iii) delivery of an officer’s certificate reaffirming and restating the representations and warranties in the loan agreements as of the first extended maturity date, (iv) if the interest rate cap agreement then in effect is scheduled to mature prior to the second extended maturity date, the borrowers shall have obtained new or extended interest rate cap agreements extending the agreement through the second extended maturity date and (v) the borrowers shall have paid a 50 bps extension fee in respect of such extension.

Pursuant to the terms of the amendment as initially agreed to in March 2010, we agreed to pay lenders selling CMBS Loans during the fourth quarter 2009 an additional $47.4 million for their loans previously sold, to be paid no later than December 31, 2010. This additional liability was recorded as a loss on early extinguishment of debt during the first quarter of 2010 and was paid during the fourth quarter of 2010.

In June 2010, we purchased $46.6 million face value of CMBS Loans for $22.6 million, recognizing a net gain on the transaction of approximately $23.3 million during the second quarter of 2010. In September 2010, in connection with the execution of the amendment, we purchased $123.8 million face value of CMBS Loans for $37.1 million, of which $31.0 million was paid at the closing of the CMBS amendment, and the remainder of which was paid during fourth quarter 2010. We recognized a gain on the transaction of approximately $77.4 million, net of deferred finance charges. In December 2010, we purchased $191.3 million of face value of CMBS Loans for $95.6 million, recognizing a gain of $66.9 million, net of deferred finance charges.

In March 2011, we purchased $108.1 million of face value of CMBS Loans for $73.5 million, recognizing a gain of $33.2 million, net of deferred finance charges. In April 2011, we purchased $50.0 million of face value of CMBS Loans for $35.0 million, recognizing a gain of $14.3 million, net of deferred finance charges.

As part of the amended CMBS Loan Agreement, in order to extend the maturity of the CMBS Loans under the extension option, we are required to extend our interest rate cap agreement to cover the two years of extended maturity of the CMBS Loans, with a maximum aggregate purchase price for such extended interest rate cap for $5.0 million. We funded the $5.0 million obligation on September 1, 2010 in connection with the closing of the amendment to the CMBS Loan Agreement.

Interest and Fees

We make monthly interest payments on our CMBS financing.

Restrictive Covenants and Other Matters

The CMBS Financing includes negative covenants, subject to certain exceptions, restricting or limiting the ability of Caesars Entertainment and the CMBS Properties under the CMBS Financing (collectively, the “CMBS entities”) to, among other things: (i) incur additional debt; (ii) create liens on assets; (iii) make certain investments, loans, and advances; (iv) consolidate, merge, sell, or otherwise dispose of all or any part of its assets or to purchase, lease, or otherwise acquire all or any substantial part of assets of any other person; (v) enter into certain transactions with its affiliates; (vi) engage in any business other than the ownership of the properties and business activities ancillary thereto; and (vi) amend or modify the articles or certificate of incorporation, by-laws, and certain agreements.

The CMBS Financing also includes affirmative covenants that require the CMBS properties to, among other things, maintain the borrowers as “special-purpose entities”, maintain certain reserve funds in respect of furniture, fixtures, and equipment, taxes, and insurance, and comply with other customary obligations for CMBS real estate financings. Amounts deposited into the specified reserve funds represent restricted cash.

In addition, the CMBS Financing obligates the CMBS Properties to apply excess cash flow in certain specified manners, depending on the outstanding principal amount of various tranches of the CMBS loans and other factors. These obligations will limit the amount of excess cash flow from the CMBS Properties that may be distributed to Caesars Entertainment. For example, the CMBS Properties are required to use 100% of excess cash flow to make ongoing mandatory offers on a quarterly basis to purchase CMBS mezzanine loans at discounted prices from the holders thereof. To the extent such offers are accepted, such excess cash flow will need to be so utilized and will not be available for distribution to Caesars Entertainment. To the extent such offers are not accepted with respect to any fiscal quarter, the amount of excess cash flow that may be distributed to Caesars Entertainment is limited to 85% of excess cash flow with respect to such quarter. In addition, the CMBS Financing provides that once the aggregate principal amount of the CMBS mezzanine loans is less than or equal to $625.0 million, the mortgage loan will begin to amortize on a quarterly basis in an amount equal to the greater of 100% of excess cash flow for such quarter and $31.3 million. If the CMBS mortgage loan begins to amortize, the excess cash flow from the CMBS Properties will need to be utilized in connection with such amortization and will not be available for distribution to Caesars Entertainment.

Derivative Instruments

On January 28, 2008, we entered into an interest rate cap agreement to partially hedge the risk of future increases in the variable rate of the CMBS Financing. The interest rate cap agreement, which was effective January 28, 2008 and terminates February 13, 2013, is for a notional amount of $6,500.0 million at a LIBOR cap rate of 4.5%. The interest rate cap was designated as a cash flow hedging instrument for accounting purposes on May 1, 2008.

In 2009, we began purchasing and extinguishing portions of the CMBS Financing. The hedging relationship between the CMBS Financing and the interest rate cap remained effective subsequent to each debt extinguishment. In connection with the extinguishments, we reclassified deferred losses out of AOCL and into interest expense associated with the hedge for which the forecasted future transactions are no longer probable of occurring.

On January 31, 2010, we removed the cash flow hedge designation for the $6,500.0 million interest rate cap, freezing the amount of deferred losses recorded in AOCL associated with the interest rate cap. Beginning February 1, 2010, we began amortizing deferred losses frozen in AOCL into income over the original remaining term of the hedge forecasted transactions that are still probable of occurring. For the year ending December 31, 2011, we recorded $20.9 million as an increase to interest expense, and we will record an additional $20.9 million as an increase to interest expense and AOCL over the next 12 months, all related to deferred losses on the interest rate cap.

On January 31, 2010, we re-designated $4,650.2 million of the interest rate cap as a cash flow hedging instrument for accounting purposes. Any future changes in fair value of the portion of the interest rate cap not designated as a hedging instrument will be recognized in interest expense during the period in which the changes in value occur.

GUARANTEES OF THIRD-PARTY DEBT AND OTHER OBLIGATIONS AND COMMITMENTS

The table below summarizes, as of December 31, 2011, the CMBS Properties’ contractual obligations and other commitments through their respective maturity or ending dates.

	Payments due by Period

Contractual Obligations(a)	Total	Less than 1 year	1-3 years	4-5 years
	(In millions)
Face value of debt (b)	$5,031.5	$—	$—	$5,031.5
Estimated interest payments (b)	596.5	164.5	396.2	35.8
Operating leases	10.8	6.1	4.7	—
Purchase order obligations	19.4	19.4	—	—
Construction commitments	15.0	15.0	—	—
Entertainment obligations (c)	24.6	12.2	9.8	2.6
Other contractual obligations	24.4	8.9	7.8	7.7

	$5,722.2	$226.1	$418.5	$5,077.6

(a)

In addition to the contractual obligations disclosed in this table, we have unrecognized tax benefits that, based on uncertainties associated with the items, we are unable to make reasonably reliable estimates of the period of potential cash settlements, if any, with taxing authorities.

(b)

We are permitted to extend the maturity of the CMBS Loans from 2013 to 2015, subject to satisfying certain conditions, in connection with the amendment to the CMBS Facilities. We have, therefore, included this balance as due in 2015. By extending the maturity, total estimated interest payments increase by approximately $404.5 million.

(c)	Entertainment obligations represent obligations to pay performers that have contracts for future performances at one or more of our properties.